Diebold, Incorporated
5995 Mayfair Road
P.O. Box 3077
North Canton, OH 44720-8077
330-490-4000
www.diebold.com

April 22, 2014
Correspondence Filing Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Craig D. Wilson, Sr. Asst. Chief Accountant
David Edgar, Staff Accountant

Re:     Diebold Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
Form 8-K filed February 13, 2014
File No. 001-04879
Gentlemen:
Diebold, Incorporated, an Ohio corporation (the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 11, 2014 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K (the “Form 10-K”) for the year ended December 31, 2013, filed March 3, 2014 and Form 8-K filed February 13, 2014.
The Commission has asked that the Company either respond to the Commission’s comments in the Comment Letter within 10 business days or tell the Commission when the Company will provide a response. The Company is currently reviewing the Comment Letter. The Company is requesting that it be allowed to respond within 20 business days, or on or before May 9, 2014. This additional time will enable the Company to consult with the appropriate individuals in order to fully and adequately respond to the Commission’s comments.
If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 330-490-4475.
Sincerely,
/s/ Andreas W. Mattes
Andreas W. Mattes
President and Chief Executive Officer